TORRID INC.

18501 E. San Jose Ave

City of Industry, California 91748

April 19, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Pamela Howell

Re:	Torrid Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-219221

Ladies and Gentlemen:

Torrid Inc. (the “Company”), pursuant to Rule 477(b) of Regulation C promulgated under the Securities Act of 1933, as amended, respectfully requests that the Securities and Exchange Commission (the “Commission”) withdraw its Registration Statement on Form S-1, as amended (File No 333-219221) (the “Registration Statement”), together with all exhibits thereto. The Registration Statement was originally publicly filed with the Commission on July 10, 2017.

The Registration Statement was filed in connection with the proposed initial public offering by the Company of its common stock, which the Company is not currently pursuing. No securities have been sold pursuant to the Registration Statement. The Company believes that the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company or any successor thereto or affiliate thereof.

If you have any questions regarding this application, please contact Richard Aftanas, P.C. at (212) 446-4722 or Brian Hecht at (212) 446-4807 of Kirkland & Ellis LLP. Thank you for your assistance in this matter.

Very truly yours,

TORRID INC.

By:	/s/ Elizabeth Muñoz
Name: Elizabeth Muñoz
Its: Chief Executive Officer